# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Phio Pharmaceuticals Corp., CIK 0001533040
CUSIP: 71880W501
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11 Apex Drive, Suite 300A, PMB 2006,, Marlborough,, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 530,171; sole dispositive power 0; shared dispositive power 530,171; aggregate amount beneficially owned 530,171 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 530,171; sole dispositive power 0; shared dispositive power 530,171; aggregate amount beneficially owned 530,171 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 530,171; sole dispositive power 0; shared dispositive power 530,171; aggregate amount beneficially owned 530,171 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Phio Pharmaceuticals Corp.
Address of issuer's principal executive offices: 11 Apex Drive, Suite 300A, PMB 2006, Marlborough, Massachusetts 01752

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on January 13, 2025 (the "SPA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 14, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 238,557 shares of Common Stock, which consisted of (i) 120,436 shares of Common Stock held by Intracoastal, (ii) 115,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (iii) 3,121 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA ("Intracoastal Warrant 1"), and all such shares of Common Stock represent beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 2,269,843 shares of Common Stock outstanding immediately prior to the execution of the SPA, as reported to the Reporting Persons by the Issuer, plus (2) 115,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA and (3) 3,121 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1. The foregoing excludes (I) 226,879 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock, (II) 60,000 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 109,298 shares of Common Stock issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (IV) 141,278 shares of Common Stock issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 4") because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 776,012 shares of Common Stock.

(ii) As of the close of business on January 17, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 530,171 shares of Common Stock, which consisted of (i) 230,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, (ii) 200,000 shares of Common Stock issuable upon exercise of a fourth warrant held by Intracoastal ("Intracoastal Warrant 5") and (iii) 100,171 shares of Common Stock issuable upon exercise of a fifth warrant held by Intracoastal ("Intracoastal Warrant 6"), and all such shares of Common Stock represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 4,166,848 shares of Common Stock outstanding as of January 16, 2025, as reported by the Issuer, plus (2) 610,000 shares of Common Stock in the aggregate issued at the closing of transaction contemplated by that certain Securities Purchase Agreement with the Issuer dated January 16, 2025 (as disclosed in the Rule 424(b)(5) prospectus filed by the Issuer with the Securities and Exchange Commission on January 17, 2025), (3) 230,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1, (4) 200,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 5 and (5) 100,171 shares of Common Stock issuable upon exercise of Intracoastal Warrant 6. The foregoing excludes (I) 60,000 shares of Common Stock issuable upon exercise Intracoastal Warrant 2 because Intracoastal Warrant 2 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (II) 109,298 shares of Common Stock issuable upon exercise of Intracoastal Warrant 3 because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock, (III) 141,278 shares of Common Stock issuable upon exercise of Intracoastal Warrant 4 because Intracoastal Warrant 4 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 4 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Common Stock and (IV) 204,829 shares of Common Stock issuable upon exercise of Intracoastal Warrant 6 because Intracoastal Warrant 6 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 6 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,045,576 shares of Common Stock.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 530,171
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 530,171

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (01/17/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (01/17/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (01/17/2025)